THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Elliott N. Taylor, Esq.**
Admitted only in California*
Admitted only in Utah**

October 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

On behalf of Premier Biomedical, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated August 25, 2011, regarding the above-listed Registration Statement on Form S-1 for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1.           We note the following statements throughout the prospectus:

•	“Premier Biomedical, Inc. is a research company that is developing candidate medical treatments…” (Cover Page);

•	“We are a research-based company that discovers and develops medical treatments…” (Pages 2 and 21); and

•	“We are developing medical treatments…” (Page 4).

As you are not currently engaged in substantial development activities, please revise the cited disclosure and all similar disclosure throughout the prospectus to clarify that you “intend” to discover and develop medical treatments to more accurately portray the company’s current operational status.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Appropriate changes were identified and made throughout the filing.

2.           In reference to our prior comment 4, please revise your disclosure to describe in detail the regulatory process Feldetrex must undergo prior to marketing the product candidate as a treatment for multiple sclerosis, fibromyalgia or traumatic brain injury.  If Feldetrex does not have to go through the normal process of filing an IND, Phases I, II and III clinical testing and an NDA application, please cite the pertinent FDA law or regulation allowing for its exemption.

The following risk factor was added:

“The FDA might not approve our product candidates for marketing and sale.

We believe that FDA approval of our product candidates can be obtained using the FDA’s Abbreviated New Drug Application (ANDA) because we use a very low dosage of an already approved drug, Naltrexone, in combination with over the counter vitamins.  Under the ANDA process, we are required to provide scientific evidence that the already generic drug is interchangeable with or therapeutically equivalent to the originally approved drug.  However, there can be no assurance that our belief is correct, or that the FDA will approve our ANDA.  Failure to obtain the necessary FDA approval will have a material negative affect on our operations.”

Supplementally, the Company has advised us that due to the fact that Feldetrex contains a very low dosage of Naltrexone, along with a combination of vitamins, FDA law will allow for its FDA approval under the ANDA (Abbreviated New Drug Application).  For approval of Feldetrex, the U.S. Food and Drug Administration (FDA) simply  requires scientific evidence that the generic drug is interchangeable with or therapeutically equivalent to the originally approved drug.  An Abbreviated New Drug Application (ANDA) is an application for a U.S. generic drug approval of an existing licensed medication or approved drug.  This is an accelerated process, due to the utilization of generic medicinal components.  The ANDA for Feldetrex will be submitted to the FDA's Center for Drug Evaluation and Research, Office of Generic Drugs, which provides for the review and ultimate approval of this combinational drug.  Once approved, Premier Biomedical, Inc. believes it can manufacture and market the generic drug product.

3.           We note the information provided in the second paragraph of your response to our prior comment 4 indicating that Feldetrex may be prescribed by licensed physicians and used commercially at this time.  This statement is contradicted, however, by disclosure in the prospectus which indicates that you plan to conduct clinical trials for Feldetrex.  Please reconcile these inconsistencies supplementally or in your disclosure, as applicable.

In our prior supplemental response, we incorrectly said that Feldetrex can be prescribed at this time.  What we intended to say was the Naltrexone can be prescribed at this time.  As stated in our response to comment number 2, above, the combination of Naltrexone with vitamins will need to go through the ANDA process before it can be manufactured and marketed at a commercial level or prescribed by a physician.  No changes were made to the Prospectus in response to this comment because the Company does intend to conduct clinical trials.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

4.               We note the information provided in the second paragraph of your response to our prior comment 4 stating that Feldetrex contains a very low dosage of Naltrexone, which is available as a generic drug, along with vitamins.  Please revise your disclosure to explain this in the prospectus.  Also, as Naltrexone is prescribed along with counseling to support alcohol and substance abusers, please explain the basis for your belief that Feldetrex, which simply adds vitamins to Naltrexone, can be used to treat multiple sclerosis, fibromyalgia and traumatic brain injury.

The following paragraph was added to the introductory description of Feldetrex:

“Feldetrex™ utilizes a low dosage of Naltrexone which has been shown in multiple medical articles, in the medical literature, to increase endogenous enkephalins.  We have not independently conducted medical or laboratory tests to show the mechanism of action of this medication.  While Naltrexone in high dosages acts as an opioid antagonist, it inhibits opiate receptors.  Naltrexone in low dosages causes a compensatory upregulation (increase in the number of receptors) of native endorphins and enkephalins, which last beyond the effects of the Naltrexone itself.  We believe that this means, paradoxically, that a daily dose of  low dose Naltrexone can be used to chronically increase endorphin and enkephalin levels.  We believe that by utilizing a low dosage, Naltrexone has a unique ability to increase enkephalins and other neurotransmitters in the brainstem of patients.”

Supplementally, we provide you with the following list of supporting articles:

Multiple Sclerosis

A.           Bowling, Allen C.. “Low-dose naltrexone (LDN) The “411” on LDN” National Multiple Sclerosis Society.  http://www.nationalmssociety.org/multimedia-library/momentum-magazine/back-issues/momentum-spring-09/index.aspx.  Retrieved 6 July 2011.

B.           Bourdette, Dennis. “Spotlight on Low Dose Naltrexone (LDN)”.  US Department of Veteran Affairs.  http://www.va.gov/MS/articles/Spotlight_on_Low_Dose_Naltrexone_LDN.asp.  Retrieved 5 July 2011.

C.           Giesser, Barbara S. (2010). Primer on Multiple Sclerosis.  New York:  Oxford University Press US. pp. 377.  ISBN  978-0-19-536928-1.

D.           Moore, Elaine A. 1948.  The promise of low dose naltrexone therapy: potential benefits in cancer, autoimmune, neurological and infectious disorders.  Elaine A. Moore and Samantha Wilkinson.  ISBN  978-0-7864-3715-3.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Fibromyalgia

A.          Moore, Elaine A. 1948.  The promise of low dose naltrexone therapy: potential benefits in cancer, autoimmune, neurological and infectious disorders.  Elaine A. Moore and Samantha Wilkinson.  ISBN  978-0-7864-3715-3.

B.          Younger J, Mackey S.  Fibromyalgia symptoms are reduced by low-dose naltrexone: a pilot study.  Pain Med. 2009 May-Jun; 10(4):663-72.

C.           Low Dose Naltrexone (LDN) For Fibromyalgia: Safe and Inexpensive Prescription Drug Can Help Pain and Fatigue | Suite101.com http://www.suite101.com/content/low-dose-naltrexone-ldn-for-fibromyalgia-a167953#ixzz1WA5lCEKd

Traumatic Brain Injury

A.          Moore, Elaine A. 1948.  The promise of low dose naltrexone therapy: potential benefits in cancer, autoimmune, neurological and infectious disorders.  Elaine A. Moore and Samantha Wilkinson.  ISBN  978-0-7864-3715-3

B.          Crain SM, Shen K-F (1995).  Ultra-low concentrations of naloxone selectively antagonize excitatory effects of morphine on sensory neurons, thereby increasing its antinociceptive potency and attenuating tolerance/dependence during chronic cotreatment.  Proc Natl Acad Sci USA 92: 10540–10544.

C.          Powell KJ, Abul-Husn NS, Jhamandas A, Olmstead MC, Beninger RJ, et al. (2002).  Paradoxical effects of the opioid antagonist naltrexone on morphine analgesia, tolerance, and reward in rats.  J Pharmacol Exp Ther 300: 588–596.

D.          Wang H-Y, Friedman E, Olmstead MC, Burns LH (2005).  Ultra-low-dose naloxone suppresses opioid tolerance, dependence and associated changes in Mu opioid receptor-G protein coupling and Gβγ signaling.  Neuroscience 135: 247–261

Each of the license agreements is now described separately, an Addendum to each of the license agreements is referenced and has been added as an exhibit, and the “certain conditions” sentence was revised to read as follows:

“The license is for an indefinite term, but may be terminated by either party upon a breach by the other party, or if certain conditions (including a breach of the agreement, an intentional devaluation by us of our common stock owned by Licensor, our failure to diligently pursue commercialization of the licensed technology, the presence of litigation or a regulatory action against us, and obtaining a public listing of our common stock by July 1, 2012) are not satisfied.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Description of Business, page 21

License Agreements, page 21

5.           We note your response to our prior comment 13. Please further revise your disclosure to describe the terms or each license agreement separately.  Also, please describe the “certain conditions,” other than obtaining a public listing of the company’s common stock by October 30, 2011, referenced in the last sentence of the second paragraph on page 21 which may allow for termination of the license agreements.

Each of the license agreements is now described separately, an Addendum to each of the license agreements is referenced and has been added as an exhibit, and the “certain conditions” sentence was revised to read as follows:

“The license is for an indefinite term, but may be terminated by either party upon a breach by the other party, or if certain conditions (including a breach of the agreement, an intentional devaluation by us of our common stock owned by Licensor, our failure to diligently pursue commercialization of the licensed technology, the presence of litigation or a regulatory action against us, and obtaining a public listing of our common stock by July 1, 2012) are not satisfied.”

6.           Please define “PCT” where first used on page 21.

PCT stands for the Patent Cooperation Treaty (PCT).  This is an international patent law treaty which was concluded in 1970.  It provides a unified procedure for filing patent applications to protect inventions in each of its contracting countries.  A patent application filed under the PCT is called an international application, or PCT application.

The disclosure was revised to further explain.

Sequential-Dialysis Technique, page 23

7.           We note your response to our prior comments 18, 19, 20 and 21.  Because you have revised your disclosure to state that you hope to demonstrate the referenced methods in “future lab and animal experiments” rather than clinical trials, we assume that you do not intend to conduct clinical trials for these matters in the near future.  If true, please so state.  Also, please define “designer antibody” where first used.

The following sentence was added to page 23:

“We do not intend to conduct clinical trials on the referenced methods, but instead demonstrate them in future lab and animal experiments.”

A definition of designer antibody was added to its first use on Page 27.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Potential for Feldetrex™, page 32

8.           We note the following statement on page 32:  “Feldetrex™ utilizes a low dosage of Naltrexone which has been shown in multiple medical articles, in the medical literature, to increase endogenous enkephalins.”  Please revise your disclosure to name the specific medical literature and articles referenced.

A footnote was added referencing the medical literature.

Feldetrex™ Development Plans, page 33

9.           We note the revised disclosure provided in response to our prior comment 27.  Please further revise your disclosure to identify the referenced physician by name or delete the statement.

Reference to the physician has been deleted.

Management’s Discussion and Analysis or Plan of Operations

Research and Development Expenses, page 43

10.         We acknowledge your response to prior comment 41.  You disclose on pages 2, 21 and elsewhere in your document that you are targeting treatment for seven different diseases.  While you do not currently have an estimate of the costs that will be incurred in the future because you do not know the extent or scope of products that you may be able to develop, please provide quantitative and qualitative disclosure about the amount and timing of costs, both internal and external, that are expected to be incurred on each of your major research and development projects. To the extent that you cannot provide such estimates, please explain why management does not prepare forecasts of costs to be incurred for any of the seven different diseases that you are targeting for future research and development.

We do not currently have the financial capital necessary to hire consultants and financial analysts necessary to quantify these projections.  Accordingly, the following disclosure was added:

“We have not estimated the amount nor timing of costs, internal or external, that we expect to incur on any of our major research and development projects because we do not have the financial capital necessary to hire consultants and financial analysts necessary to do so.  We do intend, in the future at a time when we are more comfortably capitalized, to prepare thorough estimates.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

11.         We acknowledge your response to prior comment 42.  Please revise your disclosures to clarify your accounting treatment related to the costs incurred by the licensor prior to the consummation of the license agreements as previously requested.  Please also tell us why you did not account for the costs previously incurred by Dr. Felder.  Please refer to SAB Topic 5T.

Respectfully, we did not recognize any costs incurred prior to entering into the license agreement with Dr. Felder as it was presented to us that there were no previously incurred costs.  Upon further research and inquiries to the personal attorney representing Dr. Felder it was discovered that the licensor had incurred a total of $14,817 of patent application related costs prior to the Company’s formation and consummation of the license agreement.  Dr. Felder has agreed not to seek reimbursement for these costs even though he is entitled to reimbursement per certain provisions within the license agreement.  These costs were recorded to additional paid in capital as contributed by the related party licensor, Dr. Felder.

In accordance with SAB Topic 5T, we have recognized these costs as contributed costs from the licensor as of the date we entered into the license agreement (May 12, 2010).  Other than these costs that were contributed by the licensor, there were no other costs related to these patents from the Company’s inception (May 10, 2010) through the periods previously presented (March 31, 2011).  An additional $2,605 of legal fees were incurred during the three months ended June 30, 2011, which have been added to the contributed costs and resulted in an intangible asset of $17,422 related to the patent.

We analyzed these legal costs and determined that capitalization is the proper treatment under FASB ASC 350-30, in which legal fees and similar costs relating to patents may be capitalized with respect to internally developed intangible assets.

We have revised our Risk Factors disclosure on page five as follows:

We do not currently own the technologies necessary to conduct our operations.  The patents necessary to pursue our intended business plan are under the control of our Chairman of the Board of Directors.  As consideration for the two licenses, we agreed to (i) pay a royalty of five percent (5%) of any sales of products using the technology, with no minimum royalty, and (ii) reimburse the licensor for any costs incurred in pursuing its proprietary rights in the licensed technology and pay any costs incurred for maintaining or obtaining the licensors’ proprietary rights in the licensed technology in the U.S. and in extending the intellectual property to other countries around the world.  Licensor has the sole discretion to select other countries into which exclusive rights in the licensed technology may be pursued, and if we decline to pay those expenses, then licensor may pay said expenses and our licensed rights in those countries will revert to the licensor.  A total of $14,817 of patent application costs was incurred prior to entering into the license agreements.  These patent costs were capitalized by the Company and recorded as contributed capital from the related party licensor as the repayment obligations were waived. The license agreements contain provisions that require us to indemnify the licensors for any claims, including costs of litigation, brought against them related to the licenses, and require us to maintain insurance that may be burdensome.  In the event of a breach of our obligations under the license agreements, the licensors are entitled to various damages and remedies, up to and including termination of said license agreements.  The licensors are entities under the control of Dr. Mitchell S. Felder, the Chairman of our Board of Directors.  While Dr. Felder is one of our Company’s founders and the Chairman of our Board of Directors, there can be no assurance that he will extend the offer to license these technologies to us in the future as currently contemplated.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

We have also revised our Critical Accounting Policies and Estimates on page 42 as follows:

Research and Development Expenses

We anticipate incurring significant research and development expenses in the future as we discover, develop, and bring to market new products and treatments.  We do not currently have an estimate of those costs because we do not know the extent or scope of products that we may be able to develop.  We have not estimated the amount nor timing of costs, internal or external, that we expect to incur on any of our major research and development projects because we do not have the financial capital necessary to hire consultants and financial analysts necessary to do so.  We do intend, in the future at a time when we are more comfortably capitalized, to prepare thorough estimates.  There are significant risks associated with developing projects on schedule and within budget, including but not limited to capital funding, loss of market share, and unforseen product liability.

Un-reimbursable costs related to patent applications incurred by our licensor prior to the Company entering into license agreements have been recognized as capitalized intangible assets by the Company.  These costs, in the amount of $14,817, were recorded to additional paid in capital as contributed by the related party licensor.

Financial Statements

12.         Please update your financial statements and related financial information through the period ended June 30, 2011 as required by Rules 3-01 and 3-12 of Regulation S-X.  In doing so, please also file as an exhibit an updated, signed consent report from your independent auditors.

We acknowledge the commission’s comment and have updated the financial statements and related financial information through the period ended June 30, 2011, as well as all necessary consent reports.

13.         We acknowledge your response to prior comment 49.  We agree that specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.  Please disclose the assumptions used to value these warrants and the financial impact of the warrants issued to your legal counsel.  Please also cite for us the accounting literature that supports your accounting treatment for this transaction.

The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A—”Expenses of Offering”. Deferred offering costs (fair value of approximately $575 as discussed below) consist principally of legal fees incurred through the date of the Offering that were paid in the form of 2,500,000 fully vested warrants to purchase common stock at a strike price of $0.00001 per share over ten years from the 6/21/10 grant date.  These costs were charged to capital upon the completion of the Offering.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

We obtained a valuation study from Vantage Point Advisors, Inc., and will update the relative disclosures to our footnotes accordingly.  We accounted for the warrants that were issued as payment of direct offering costs related to the creation and dissemination of our private placement memorandum in accordance with EITF No. 96-18.  As such, these costs were capitalized and recorded to additional paid in capital upon the grant date of June 21, 2010, resulting in a net effect on additional paid in capital of zero.  The total fair value of these warrants was determined to be $575, based on a price per share of $0.00023 in accordance with our independent valuation analysis. We have revised the disclosure in footnote #9 (formerly #7) as follows:

On June 21, 2010 the Company issued warrants to purchase 2,500,000 shares of common stock at $0.00001 per share over a ten year period from the date of issuance to the Company’s securities attorney, as an offering cost for the sale of a total of 10,000,000 founder’s shares of common stock to the Company’s Officers and Directors. The total fair value of the warrants based on an independent valuation using the Black-Scholes option-pricing model is $575, or $0.00023 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $225.

With regard to EITF 96-18 issue 1, we determined the measurement date was the grant date of June 21, 2010 as the common stock warrants were fully vested and contained no “claw-back” provisions, or obligations for future services, and the recipient’s performance for the services provided was substantially complete.

Issue 2 under EITF 96-18 addressed the period and manner with which to recognize the fair value of the warrants.  Specifically, that the form of the payment for goods or services provided should be accounted for in the same period(s) and manner whether the form of payment was cash or through the issuance of equity instruments, such as warrants in our circumstance.  As a result, we capitalized the fair value of the warrants against additional paid in capital as we would if cash had been paid.

Issues 3 and 4 of EITF 96-18 involve accounting for equity instrument transactions in which the quantity and terms are known in advance of the measurement date, or are not known up front, among other circumstances.  As all of the legal services related to the offering costs were performed in the same interim period in which the warrants were issued and fully vested, and there has not been any subsequent revision to the equity award, we do not believe any of these issues pertain to the warrants awarded to our securities attorney as offering costs in exchange for the services related to the preparation of our private placement memorandum.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Notes to Financial Statements

Note 3 - Related Party, page F-9

14.         We acknowledge your response to prior comment 50.  Please tell us and quantify for us how you determined the fair value of the common stock and warrants issued to the founders.  Please also cite for us the authoritative literature you relied upon to support your accounting for the issuance of common stock and warrants.

As discussed previously in our response to question #11, we were originally under the impression that there were no costs incurred by the licensor of our intellectual property as licensed to us on May 12, 2011.  As such, we originally accounted for the sale of equity instruments sold to founders upon the formation of the Company based on the combined cost of the unit offering, which consisted of common stock, common stock warrants, and preferred stock warrants.  We valued these equity instruments based on the cash exchanged, which equaled the par value of the common stock sold without consideration to any fair value as we believed there were no assets or services provided at the time of formation and the grant date of the equity issuances.  We believe our method of recognizing the fair value of founders’ shares based on the par value is appropriate in circumstances when an entity is first formed and there are no assets, liabilities or operations under FASB ASC 718, as the fair value of the cash exchanged at the date of grant, which is the measurement date, is the most representative value of the share issued since no goods or services would be performed in exchange for the equity awards, and the issuances were simply issued as part of the formation of the Company.

The equity grants on June 21, 2010 were simply to establish the internal ownership, which occurred well before any operational activity began, or Offerings were made to the public or friends and family members.  The Company was essentially dormant from the date of formation, 5/10/10 through the date when the equity issuances were granted on 6/21/10 as part of the Company’s formation. This treatment is consistent with that of the following filers:

-	SaaSMax, S-1/A, year-end 2/28/11, recorded value at par value
-	H & H Imports, 10-K, year-end 3/31/11, recorded at par value
-	Your Event, 10-K/A, year-end 8/31/10, recorded at par value
-	S&W Seed Company, year-end 06/30/10, recorded at par value (see Note 1)

Given the fact that we subsequently discovered previously undisclosed assets in the form of $14,817 of capitalizable patent application costs in the form of legal costs, we have re-evaluated the fair value of these equity instruments under FASB ASC 718 as determined through a valuation study that we obtained from Vantage Point Advisors, Inc., and independent valuation firm.  As such, we will amend our financial statements to disclose the fair value of the equity issuances, which took into consideration the contributed costs related to the patent applications.  As the equity grants were issued as founders shares for the formation of the entity and were not granted in exchange for any sort of services no impact on the financial statements has been recognized, other than the cash received in the exchange.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

We had a valuation prepared as of June 21, 2010 related to the offerings to founders, and another valuation prepared as of February 28, 2011 related to the offerings sold to the public.  We do not believe that subsequent sales to the public in a future period would enable us to re-measure prior period equity issuances as the measurement date under ASC 718 is the grant date, and all equity instruments were fully vested and issued on June 21, 2010.  The value of the contributed patent application costs, however, was incorporated into the fair value determination at the measurement date as part of the black-scholes options pricing model calculations.  Our valuations were conducted contemporaneously using the Black-scholes options pricing model.  The fair value of the Company’s stock was determined using the Company’s assets at the respective measurement dates, and ten peer companies were chosen to derive a comparable volatility of 105%, along with discount rates of 3.26% and 3.27% at each measurement date, respectively.  A 25% discount for lack of marketability was applied to the fair value as well.

Note 5 – Stockholders’ Equity, page F-10

15.         We acknowledge your response to prior comment 51 and are reissuing our original comment in its entirety.  Please revise your disclosures to disclose the following information for each common stock and warrant issuances at each grant date:

•	The number of common shares issued or warrants granted, the fair value of the common shares or warrants, the exercise price of the warrants and the intrinsic value, if any;
•	Whether or not the valuation used to determine the fair value of the common shares and warrants was contemporaneous or retrospective;
•	Whether the valuation specialist was a related party,
•	A discussion of each significant factor contributing to the difference between the fair value of common shares and warrants issued as each grant date and the estimated IPO price; and
•
Describe the reasons for the significant increase in the value of your common shares from $.00001 on June 21, 2010 to $.25 on June 3, 2011 through the expected pricing of the IPO, including the events or circumstances that led to the significant increase in the value of your common stock.

We acknowledge the commission staff’s request and engaged an independent valuation specialist as referenced in our response to question #13 that conducted the necessary valuations contemporaneously.

We had a valuation prepared as of June 21, 2010 related to the offerings to founders, and another valuation prepared as of February 28, 2011 related to the offerings sold to the public.  The value of the contributed patent application costs was incorporated into the fair value determination at the measurement date as part of the black-scholes options pricing model calculations.  Our valuations were conducted using the Black-scholes options pricing model.  The relative value of the Company’s stock was determined using the Company’s assets at the respective measurement dates, and ten peer companies were chosen to derive a comparable volatility of 105%, along with discount rates of 3.26% and 3.27% at each measurement date, respectively.  A 25% discount for lack of marketability was applied to the fair value as well.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Some of the factors that contributed to our decision to price the offering of subsequent equity sales offered to 3rd party private investors included, 1) that the Company was further along in the development of the business, 2) the process of bringing the Company to a public exchange was beginning to take shape and the implied value in potential liquidity to 3rd party investors could have contributed to the increased value that the Company was able to gain in the free market sales to private investors, and 3) discussions and developments with regard to an anticipated Cooperative Research and Development Agreement, or CRADA involving clinical tests on patients which we anticipate will be conducted in conjunction with the Department of Defense may have had an impact on the Company’s ability to garner greater sales prices from the sales of their securities.  In any event, we believe the June 21, 2010 measurement date would be unaffected by the Company’s subsequent activities in accordance with ASC 718.  As we raise additional capital the value of our securities is expected to increase due to the increased enterprise value generated from the capital received.

Respectfully, we will revise our disclosures as follows:

Note 7 – Stockholders’ Equity

On May 10, 2010, the founders of the Company established 300,000,000 authorized shares of $0.00001 par value common stock. Additionally, the Company’s founders established 10,000,000 authorized shares of $0.0001 par value preferred stock.

Common Stock

On February 28, 2011, the Company sold a total of 723,200 shares of the Company’s common stock at $0.10 per share, along with warrants to purchase a total of 723,200 shares of common stock at $0.10 per share over a two year period beginning one year from the date the Company begins trading on a public stock exchange, in exchange for total proceeds of $72,320 to a total of eighty five independent investors. The total fair value of the 723,200 common stock warrants based on an independent valuation using the Black-Scholes option-pricing model is $1,121, or $0.00155 per share, based on a 105% volatility, risk-free interest rate of 3.27% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $506.

On January 20, 2011, the Company sold 500,000 founder’s shares at the par value of $0.00001 per share in exchange for proceeds of $5 to a newly appointed director. The shares issued carried a total fair value of $160, or $0.00032 per share.

On June 21, 2010, the Company sold 3,000,000 founder’s shares at the par value of $0.00001 per share, at a fair value of $960, or $0.00032 per share, along with warrants to purchase 1,000,000 shares of series A convertible preferred stock at $0.001 per share over a ten year period from the date of issuance and warrants to purchase 17,000,000 shares of common stock at $0.00001 per share over a ten year period from the date of issuance, in exchange for proceeds of $30 to the Company’s CEO. The total fair value of the warrant issuances to the founder based on an independent valuation using the Black-Scholes option-pricing model is as follows:

-
Warrants to purchase 1,000,000 shares of series A convertible preferred stock valued at a total of $890, or $0.00089 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $390.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

-
Warrants to purchase 17,000,000 shares of common stock valued at a total of $3,910, or $0.00023 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $1,530.

On June 21, 2010, the Company sold 3,000,000 founder’s shares at the par value of $0.00001 per share, and an intrinsic value of $960, or $0.00032 per share, along with warrants to purchase 1,000,000 shares of series A convertible preferred stock at $0.001 per share over a ten year period from the date of issuance and warrants to purchase 17,000,000 shares of common stock at $0.00001 per share over a ten year period from the date of issuance, in exchange for proceeds of $30 to the Company’s Chairman of the Board. The total fair value of the warrant issuances to the founder based on an independent valuation using the Black-Scholes option-pricing model is as follows:

-
Warrants to purchase 1,000,000 shares of series A convertible preferred stock valued at a total of $890, or $0.00089 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $390.

-
Warrants to purchase 17,000,000 shares of common stock valued at a total of $3,910, or $0.00023 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $1,530.

On June 21, 2010, the Company sold a total of 4,000,000 founder’s shares at the par value of $0.00001 per share in exchange for total proceeds of $40 to four of the Company’s directors. The shares issued carried a total fair value of $1,280, or $0.00032 per share.

Note 6 – Series A Convertible Preferred Stock Warrants, page F-11

16.         We acknowledge your responses to comments 53 and 54 and are reissuing our original comments in their entirety.  Please disclose the assumptions used to estimate the fair value of you common and preferred stock warrants, including the expected price volatility, dividends, etc.  Please also confirm that the assumptions used in the Black- Scholes model result in the fair value of the common and preferred stock warrants of $.001 at December 31, 2010 and that the fair value of the common and preferred stock warrants are identical to the weighted average exercise price disclosed.

Our valuations were conducted using the Black-scholes options pricing model.  The relative value of the Company’s stock was determined using the Company’s assets at the respective measurement dates, and ten peer companies were chosen to derive a comparable volatility of 105%, along with discount rates of 3.26% at the measurement date.  A 25% discount for lack of marketability was applied and no dividends were incorporated.  No preferred stock existed as of the valuation date, however, it was assumed that one share of preferred stock existed with liquidation preference and pro-rata participation with common stock for purposes of valuing the preferred stock warrants.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2011

Respectfully, we will revise our disclosures as follows:

Note 8 – Series A Convertible Preferred Stock Warrants

Series A Convertible Preferred Stock Warrants Granted

On June 21, 2010 the Company issued warrants to purchase 1,000,000 shares of series A convertible preferred stock at $0.001 per share over a ten year period from the date of issuance, in exchange for proceeds of $30 in conjunction with the sale of 3,000,000 shares of founder’s shares of common stock to the Company’s CEO. The total fair value of the warrants based on an independent valuation using the Black-Scholes option-pricing model is $890, or $0.00089 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $390.

On June 21, 2010 the Company issued warrants to purchase 1,000,000 shares of series A convertible preferred stock at $0.001 per share over a ten year period from the date of issuance, in exchange for proceeds of $30 in conjunction with the sale of 3,000,000 shares of founder’s shares of common stock to the Company’s Chairman of the Board. The total fair value of the warrants based on an independent valuation using the Black-Scholes option-pricing model is $890, or $0.00089 per share, based on a 105% volatility, risk-free interest rate of 3.26% and a 25% discount due to lack of marketability. The intrinsic value of the warrants was $390.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht, Esq.

Brian A. Lebrecht, Esq.

October 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

Premier Biomedical, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on September [insert], 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ William A. Hartman

William A. Hartman
Chief Executive Officer